082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED

Santos

SUPPL

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	15/08/2008 8:48:28 AM	**No of pages:**	7 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3B Santos Ltd 14.08.08 which has been released to the ASX market today.

Kind Regards
Suzanne Roberts
Legal Assistant

[redacted]

08004437

PROCESSED
AUG 22 2008
THOMSON REUTERS

8/20

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**5,371**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue, except that the shares are subject to further restrictions on dealing.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**Nil per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of shares on the vesting of Share Acquisition Rights (SARs) granted pursuant to the Santos Employee Share Purchase Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**14 August 2008**	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Refer to item 42**	
		Number	**Class**
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Refer to item 43**	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**	
11	Is security holder approval required?		
12	Is the issue renounceable or non-renounceable?		
13	Ratio in which the securities will be offered		
14	Class of securities to which the offer relates		
15	Record date to determine entitlements		
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?		
17	Policy for deciding entitlements in relation to fractions		
18	Names of countries in which the entity has security holders who will not be sent new issue documents		
19	Closing date for receipt of acceptances or renunciations		
20	Names of any underwriters		
21	Amount of any underwriting fee or commission		
22	Names of any brokers to the issue		

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**5,371**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Consistent with all other ordinary shares on issue.**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction on dealing on shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan.**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
595,229,392	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,416,526	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,345,312	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
28,813	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

New issue announcement,
application for quotation of additional securities and agreement

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 15 August 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 AUG 20 A 9:1-

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	18/08/2008 2:37:30 PM	**No of pages:**	7 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3B - Santos Ltd 18.08.08 which has been relased to the ASX market today.

Kind Regards
Suzanne Roberts
Legal Assistant

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**17,109**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue, except that the shares are subject to further restrictions on dealing.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**Nil per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of shares on the vesting of Share Acquisition Rights (SARs) granted pursuant to the Santos Employee Share Purchase Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**18 August 2008**	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Refer to item 42**	

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Refer to item 43**	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**
11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**17,109**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Consistent with all other ordinary shares on issue.**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction on dealing on shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan.**

New issue announcement, application for quotation of additional securities and agreement

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
595,246,501	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,384,417	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,311,925	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
28,813	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 18 August 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

END